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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Westaff, Inc.
(Name of Issuer)
Common stock, $0.01 per share
(Title of Class of Securities)
957070 10 5
(CUSIP Number)
W. Robert Stover
298 North Wiget Lane
Walnut Creek, California 94598
(925) 930-5337

Copy to:

Bartley C. Deamer, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303
(650) 849-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,304,082(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,304,082(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,304,082(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.95%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Consists of 3,246,536 shares of common stock of Westaff, Inc. held by the Stover Revocable Trust dated November 16, 1998, as amended, and 3,057,546 shares of common stock of Westaff, Inc. held by the Stover 1999 Charitable Remainder Unitrust dated 4/21/99.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998 as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,246,536

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,246,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,246,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.55%(1)

14	TYPE OF REPORTING PERSON

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Parker T. Williamson, as Co-Trustee of the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,057,546

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,057,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,057,546

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.41%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: The Stover Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		40,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,600

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.24%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Amy Stover-Newton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		105,560

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,560

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		541,144

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		541,144

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	541,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.26%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		573,435

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		573,435

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	573,435

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.45%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover, as Co-Trustee of the Susan J. Stover GST Irrevocable Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		136,468(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		136,468(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

136,468(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.82%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) US Bank, N.A., Co-Trustee of the Susan J. Stover GST Irrevocable Trust, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by the Susan J. Stover GST Irrevocable Trust.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover, as Co-Trustee of The Stephen R. Stover Irrevocable Trust as amended 3/28/96

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100,211(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,211(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,211(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.60%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) AST Capital Trust, Co-Trustee of the Stephen R. Stover Irrevocable Trust as amended 3/28/96, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by The Stephen R. Stover Irrevocable Trust as amended 3/28/96.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Waynesburg College

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		105,356

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,356

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,211

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.63%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Presbyterian Lay Committee, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,540

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		25,540

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,540

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

INTRODUCTION
This Amendment No. 3 (this “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2007, amended on March 15, 2007 and on April 3, 2007 (the “Schedule 13D”), by the Stover Revocable Trust dated November 16, 1988, as amended, the Stover Foundation, the Stover 1999 Charitable Remainder Unitrust dated 4/21/99, Amy Stover-Newton, Stephen Stover, Susan Stover, the Susan J. Stover GST Irrevocable Trust, the Stephen R. Stover Irrevocable Trust as amended 3/28/96, Waynesburg College and Presbyterian Lay Committee, Inc. (collectively, the “Reporting Persons”) relates to the common stock, par value $0.01, of Westaff, Inc. Capitalized terms used herein and not defined in this Amendment have the meanings set forth in the Schedule 13D.
This Amendment hereby amends the Schedule 13D as follows:
     Item 4 is hereby amended to add the following supplemental information:
          “On April 30, 2007, DelStaff, the Issuer, Mr. Stover and Michael T. Willis entered into a governance agreement (the “Governance Agreement”), which provides for the following:
          Appointment of Directors. Promptly (but in no event later than 10 days after the Issuer files a Schedule 14F Information Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 of the Exchange Act (the “Schedule 14F”), which Schedule 14F-1 must be filed on Tuesday, May 1, 2007, or as soon thereafter as possible) or as otherwise described below, the Issuer and DelStaff will:
•	Expansion of Board. Amend the Issuer’s bylaws to expand the size of the Board to nine directors, adding one class I directorship, two class II directorships and one class III directorship.

•	Resignation of Patricia M. Newman. On May 1, 2007, or as soon thereafter as possible, accept the resignation of Patricia M. Newman as President, Chief Executive Officer and a class II director of the Issuer.

•	Appointment of DelStaff’s Nominees. Cause the Board to fill the resulting vacancies with Michael T. Willis, John Black, Michael Phillips, Gerald E. Wedren and John G. Ball (collectively, the “DelStaff Directors”) and take certain other actions so that, immediately thereafter, the Board will consist of the following directors in the following classes:

Class I Directors (term to expire in 2009): (1) Ronald D. Stevens (2) Gerald E. Wedren (3) John G. Ball

Class II Directors (term to expire in 2010): (4) Janet M. Brady (5) John Black (6) Michael Phillips

Class III Directors (term to expire in 2008): (7) W. Robert Stover (8) Michael T. Willis (9) Jack D. Samuelson

Janet M. Brady, Jack D. Samuelson, Ronald D. Stevens, Gerald E. Wedren and John G. Ball will each be considered “independent” for the purposes of the Governance Agreement (meaning independent as defined by the listing standards of the NASDAQ Global Market or, if the Issuer’s securities are listed on another national securities exchange having equivalent or more stringent requirements, the standards applicable to such exchange (hereinafter referred to as “Independent”)).

•	Chairman. Cause the Board to reappoint Mr. Stover as Chairman of the Board.

•	Audit Committee. Cause the Board to appoint Ronald D. Stevens, Jack D. Samuelson and Gerald E. Wedren as members of the Audit Committee of the Board, with Ronald D. Stevens serving as the chairperson.

•	Compensation Committee. Cause the Board to appoint Janet M. Brady, John Black and John G. Ball as members of the Compensation Committee of the Board, with Janet M. Brady serving as the chairperson.

•	Nominating and Corporate Governance Committee. Cause the Board to appoint Janet M. Brady, John Black and Gerald E. Wedren as members of the Nominating and Governance Committee of the Board, with Janet M. Brady serving as the chairperson.
          On-Going Board Composition. Subject to any federal or state securities laws and exchange listing standards that are applicable to the Issuer, DelStaff and the Issuer will ensure that:
•	Size of the Board. The size of the Board will remain at nine directors, with three class I directors, three class II directors and three class III directors. Each class of directors will serve for a three-year term.

•	Majority Independent. A majority of the Board will consist of directors who are Independent.

•	DelStaff “Affiliated” Directors. If any of Michael T. Willis, John Black or Michael Phillips or their replacements (collectively, the “DelStaff Affiliated Directors”) are no longer able to serve as a director for any reason whatsoever, DelStaff will have the right to cause the Board to fill such vacancy with an individual nominated by DelStaff.

•	DelStaff “Independent” Directors. If any of Gerald E. Wedren or John Ball or their replacements (collectively, the “DelStaff Independent Directors”) are no longer able to serve as a director for any reason whatsoever, DelStaff will have the right to cause the Board to fill such vacancy with an individual nominated by DelStaff, provided that such nominee is Independent.

•	Issuer Directors. If any of Janet M. Brady, Ronald D. Stevens or Jack D. Samuelson (collectively, the “Issuer Independent Directors” and together with the DelStaff Independent Directors, the “Independent Directors”) are no longer able to serve as a director for any reason whatsoever, such vacancy will be filled with an individual nominated by the Nominating and Governance Committee of the Board and approved, in their sole discretion, by a majority of the DelStaff Independent Directors and the Issuer Independent Directors, provided that such replacement must be Independent and cannot be (or have been during the three years prior to such determination) an officer, director, employee, partner or consultant of or to DelStaff, Michael T. Willis or any of their respective affiliates. If Mr. Stover (or any of his replacements) is no longer able to serve as a director for any reason whatsoever (including upon Mr. Stover’s resignation as described below), such vacancy will be filled with an individual nominated by the Nominating and Corporate Governance Committee and approved, in their sole discretion, by a majority of the Independent Directors. The Nominating and Governance Committee will have the exclusive authority to select and approve all director candidates that are submitted for approval as described in this paragraph.

•	Committees. The Board will maintain an Audit, Compensation and Nominating and Governance Committee, each of which will be comprised of three directors. Other than the Audit Committee, which must be comprised only of DelStaff Independent Directors or Issuer Independent Directors, each committee must include one DelStaff Affiliated Director, one DelStaff Independent Director and one Issuer Independent Director. Any other committees of the Board will consist of a majority of Independent Directors. At least one DelStaff Affiliated Director may attend all Audit Committee meetings, except that such director will not be permitted to attend the executive sessions of the Audit Committee and will not have a vote on the Audit Committee.
          Conduct of the Board. The Board will meet no less than quarterly. At least 50% of the meetings of the Board will be held within 50 miles of San Francisco. The Issuer will obtain and maintain in full force and effect directors’ and officers’ liability insurance and will pay all premiums due on such policy as they become due with a carrier and in an amount satisfactory to the Board. In addition, the Issuer will not cause any material diminution of the policy limits of or coverage provided by such policy without the consent of the Board.
          Board Fees. All directors who are not employees of the Issuer will be paid, subject to future increases upon recommendation by the Compensation Committee, at least a $25,000 retainer per year and an additional $6,000 annual fee for committee chairmanship, plus an additional fee of $1,000 per Board or committee meeting attended in person or $500 for each telephonic Board or committee meeting attended. However, if a Board meeting and a committee meeting are held on the same day, the total fee will not exceed $1,000 per day. Any director who is not an employee of the Issuer will be promptly reimbursed for his or her reasonable expenses in performing his or her duties as a director, including reasonable travel expenses incurred to attend any meeting of the Board or any committee.
          Chief Executive Officer. Upon Patricia M. Newman’s resignation as President and Chief Executive Officer of the Issuer, Michael T. Willis will replace her as the new Chief Executive Officer. The terms of any employment or similar agreement with Michael T. Willis as the Chief Executive Officer will be determined by a majority of the Independent Directors upon the recommendation of the Compensation Committee.
          Resignation of Chairman. Immediately after the Stockholders Meeting, Mr. Stover will resign as Chairman, a director and an employee of the Issuer, and enter into a mutual release with the Company. Immediately thereafter, if Michael T. Willis is then serving as Chief Executive Officer of the Issuer, the Board (other than Michael T. Willis, who will abstain) will make a determination regarding the appointment of Michael T. Willis as Chairman of the Board.
          Satisfaction of Representation Event. The Representation Event will be deemed to occur at the earlier of (a) immediately after the Stockholders Meeting and (b) the close of business on June 29, 2007. On such date, (x) each Promissory Note will mature and DelStaff will pay the outstanding principal amount thereof, together with any accrued interest, (y) DelStaff’s perfected first and only lien on the Deposit will automatically be cancelled and (z) the Put Option will automatically expire.
          Standstill. Until 60 days after the date of the Governance Agreement (the “Standstill Termination Date”), DelStaff, Michael T. Willis and their respective affiliates will not acquire beneficial ownership of any voting securities of the Issuer other than the Shares. However, in the event that the Issuer issues shares of Common Stock or securities convertible into or exercisable for Common Stock after the date of the Governance Agreement and prior to the Standstill Termination Date (other than pursuant to the Issuer’s existing equity incentive plans), DelStaff will have the right to purchase its pro rata share of any such shares or other securities.
          Amendment to Certificate of Incorporation. Promptly after the date of the Governance Agreement, the Issuer and DelStaff will take all action necessary to amend the Issuer’s certificate of incorporation to permit any stockholder that beneficially owns 20% or more of the Issuer’s outstanding voting securities to call a special meeting of the stockholders of the Issuer, including calling and holding a special meeting of stockholders of the Issuer for the purpose of approving and adopting the foregoing amendment. Such stockholders meeting is currently scheduled to be held on June 29, 2007.
          Other Matters. The Governance Agreement also contains provisions regarding transactions between the Issuer and any of DelStaff, Michael T. Willis or any of their respective affiliates, DelStaff’s obligation to notify the Board prior to entering into a definitive agreement to sell all or substantially all of the Common Stock held by DelStaff, DelStaff’s confidentiality obligation and certain other covenants.
          Term and Termination. The Governance Agreement will terminate if and when DelStaff, Michael T. Willis and their respective affiliates collectively cease to beneficially own securities representing at least 20% of the outstanding voting securities of the Issuer and have filed a Schedule 13D or 13G reporting such change of beneficial ownership.
          Mr. Stover was a party to the Governance Agreement solely for the purpose of his agreement to resign as Chairman of the Board, as described above.
          The foregoing summary of the Governance Agreement is qualified in its entirety by the full text of the Governance Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.5, and incorporated in its entirety in this Item 4 by reference.
          On May 1, 2007, Mr. Stover took action under the relevant provisions of the certificate of incorporation and bylaws of the Issuer to postpone the Board Meeting to, and to call in writing a special meeting of the Board to be held on, Wednesday, May 9, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “May 9 Board Meeting”), and cancel and rescind his prior written notice of the Board Meeting. The written postponement of the Board Meeting and call of the May 9 Board Meeting made by Mr. Stover provides that the current purposes of the May 9 Board Meeting are to (i) set the record date for the Stockholders Meeting, (ii) approve the notice of the Stockholders Meeting and the proxy statement for the Stockholders Meeting, (iii) amend the bylaws to expand the size of the Board to nine directors and fill the resulting vacancies with the DelStaff Directors (which director nominees will not take office until the tenth day after the Issuer files the Schedule 14F and take all other action required to be taken by Section 1.1 of the Governance Agreement, to implement the foregoing and the other provisions of such Section 1.1, and (iv) take any and all other actions as may be necessary or desirable in furtherance of the foregoing actions. The foregoing purposes may be revised or modified by Mr. Stover as necessary to accommodate or effect the intention of the foregoing purposes.”
     Item 6 is hereby amended to add the following supplemental information:
          “The description of the Governance Agreement contained in Item 4 is incorporated herein by reference.”
     Item 7 of the Schedule 13D is hereby amended to add the following Exhibit:

Exhibit 99.5	Governance Agreement, dated as of April 30, 2007, between DelStaff, the Issuer, W. Robert Stover and Michael T. Willis

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 3, 2007

/s/ W. Robert Stover
W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1968, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

/s/ Joan C. Stover
Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1968, as amended

/s/ Parker T. Williamson
Parker T. Williamson, as Co-Trustee of the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

THE STOVER FOUNDATION
By:	W. Robert Stover
W. Robert Stover
Vice President, Treasurer and Director

/s/ Amy Stover-Newton
Amy Stover-Newton

/s/ Stephen R. Stover
Stephen R. Stover

/s/ Stephen R. Stover
Stephen R. Stover, as Co-Trustee of the Steven R. Stover Irrevocable Trust as Amended 3/28/96

/s/ Susan J. Stover
Susan J. Stover

/s/ Susan J. Stover
Susan J. Stover, as Co-Trustee of the Susan J. Stover GST Irrevocable Trust

WAYNESBURG COLLEGE
By:	/s/ Roy Barnhart
Roy Barnhart
Vice President, Business and Finance

PRESBYTERIAN LAY COMMITTEE, INC.
By:	/s/ Stephen G. Brown
Stephen G. Brown
Chief Executive Officer